Diasense, Inc.
2275 Swallow Hill Road
Building 2500
Pittsburgh, PA  15220
T: 412-279-1059
F: 412-279-0355



May 18, 2006


Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exhange Commission
Washington, DC 20549



	Re:	Diasense, Inc.
                Form 10-K for the fiscal year ended September 30, 2005 Filed January 17, 2006
		Form 10-Q for the quarterly period ended December 31, 2005
		File No. 000-26504


Dear Mr. Cascio:

We have addressed each of your comments on your letters of March 17, 2006 and April 24, 2006, as listed below and made the appropriate changes to the redline copies of the amended Form 10-K and Form 10-Q for the periods referenced.

Please provide us with your opinion of whether the amendments we made to the above referenced reports meet your requirements so we can file the amended reports. In connection with these responses Diasense acknowledges that:

    * Diasense is responsible for the adequacy and accuracy of the disclosure in the filing;

    * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    * Diasense may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management?s Discussion and Analysis of Financial Condition and Results of Operation.

1. Our failure to provide disclosure of critical accounting policies was unintentional. The following statement regarding critical accounting policies will be included in our amended Form 10-K.


Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the Company?s financial statements, which have been prepared in accordance with generally accepted accounting principals in the United States of America. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.


Comment #2 (April 24, 2006) In response we've added the following to Critical Accounting Policies. (Please see redline changes on Pages 13 & 14)

In 2005 we issued warrants in conjunction with consulting agreements with two individuals to assist in the development of the prototype of the Sensor. Of the 1,227,000 warrants granted in each of the agreements which will expire on May 19, 2010, 100,000 warrants vested at signing and the remaining warrants vest upon achieving certain milestones in the completion of the prototype of our Sensor as detailed in the consulting agreements attached to Form 8-K filed on May 24, 2005. Because of the nature of the Sensor development, given the possibility for unexpected setbacks caused by any number of reasons including supplier delays and engineering changes, there can be no certainty when the remaining warrants will vest, if ever. For this reason we have accounted for the 200,000 warrants that vested in 2005 and we will account for the remaining warrants as they vest. Diasense recognizes cost on warrants granted or extended based upon the minimum value method. There is currently no trading market for Diasense's warrants or common stock. Under this method, the warrants are valued by reducing the assumed current market price of the underlying shares by the present value of the exercise price discounted at an estimated risk-free interest rate of 5% and assuming no dividends. The value of the warrants is recalculated when warrants are extended and any increase in value over the value recorded at the time the warrants were granted is recognized at the time the warrant is extended.

The total warrant expense of $1,600 is included in G&A expense in 2005.

In 2005, 2,075,000 warrants extended in 2000 with an original exercise price of $0.50 per share, expired. As warrant exercise rights expire, their associated carrying value is removed from the total value recognized for warrants and recorded as additional paid in capital.


2. The forgiveness of debt includes accrued payroll that was waived by former officers of Diasense, a settlement with our landlord on past rent and other accounts payable that could not be verified. We will provide the following disclosure of our accounting for the forgiveness of debt in the amended Form 10-K.


Results of Operations  (insert)

Other income for the year ended September 30, 2003 includes $269,449 in forgiveness of debt and $15,525 of rental income. The total rental income was from BICO and its subsidiaries for office space. The forgiveness of debt includes accrued payroll in the amount of $168,130 which became no longer due to two former officers of Diasense pursuant to the terms of their resignation. Accrued rent in the amount of $46,750 was forgiven pursuant to an agreement with the landlord. As of January 2004 when the Company filed the 2003 10-K, we had not received demand for payment of any of the remaining accounts payables in the aggregate amount of $54,569 recorded on the December 2002 10-Q. The accrued payables could not be verified with the creditors and we assumed we were released from the obligations. To date we have not received any demand for payment from these creditors but if we receive demand for payment in the future and it can be verified that the amount is legitimately owed, we would have an obligation to make payment and it would be reported on the financial statements accordingly.


Comment #3 (April 24, 2006) In response we've included a revised disclosure to address the legal obligation and whether the creditors have subsequently demanded payment. (Please see redline changes on Page 16)


Results of Operations  (revised insert)

Other income for the year ended September 30, 2003 includes $269,449 in forgiveness of debt and $15,525 of rental income. The total rental income was from BICO and its subsidiaries for office space. The forgiveness of debt includes accrued payroll in the amount of $168,130 which became no longer due to two former officers of Diasense pursuant to the terms of their resignation. Accrued rent in the amount of $46,750 was forgiven pursuant to a settlement with the landlord. The remaining accounts payables in the aggregate amount of $54,569 recorded on the December 2002 10-Q could not be verified as of January 2004 when the Company filed the 2003 10-K. For the period between December
2002 and January 2004, we had not received demand for payment of any of these remaining accounts payables. Because the accrued payables could not be verified with some of the creditors and some of the creditors could not be located and there was no demand for payment, we assumed they had released us from the obligations. To date we have not received any demand for payment from these creditors but if we receive demand for payment in the future and it can be verified that the amount is legitimately owed, we would have an obligation to make payment and it would be reported on the financial statements accordingly.


Financial Statements

Consolidated Statements of Operations

3. The third fiscal year in the statement of operations is labeled incorrectly. It is for the year ended September 2003 and we will correct the date on the amended Form 10-K.


Report of Independent Registered Public Accountants

4. We will include the audit report for 1997 and correct the current audit report in the amended 10-K. (Please see redline changes on Pages 24, 25, 26 & 27)


Note B - Operations

5. We will revise Note B and the MD&A in the revised Form 10-K to include the following. (Please see redline changes on Pages 15 & 30)

Plan of Operation

It is our intent to complete the development of a prototype of the Sensor, submit an application to the FDA for approval to sell the device and commercialize the Sensor upon receiving approval.

Diasense estimates it will cost $3 million to complete a prototype of the next generation of the Sensor. We estimate that it will cost $3 million to obtain regulatory approval to sell the device. These estimates are based on review of past estimates made by the Company?s former management and could be significantly understated. If we are successful in raising the necessary funding, complete the prototype and obtain regulatory approval, Diasense will require additional funding to begin marketing the device and generate sales revenue. We estimate it will take at least two years to complete the prototype and obtain regulatory approval after sufficient funds are raised to continue the development. If we are unable to raise additional funds in a timely manner it may take longer to complete the prototype and obtain regulatory approval. We plan to raise additional funding through any and every legal means available and if we are unable to raise additional funding we will not be able to meet our obligations and will be forced to discontinue operations.


Note I - Stockholders Equity

Common Stock Warrants

6. We will revise Note I ? Stockholder?s Equity on the amended Form 10-K to include the following. (Please see redline changes on Page 35)

Common Stock Warrants  (amendment and insert)

A total of 500,000 warrants were issued to our former directors , officers and employees and to certain other persons for certain goods and services transferred or rendered to us and, in the case of certain former officers, in consideration of meritorious service. These warrants will expire in fiscal 2006 if not excercised.

In 2005 we issued warrants in conjunction with consulting agreements with two individuals to assist in the development of the prototype of the Sensor. Of the 1,227,000 warrants granted in each of the agreements which will expire on May 19, 2010, 100,000 warrants vested at signing and the remaining warrants vest upon achieving certain milestones in the completion of the prototype of our Sensor as detailed in the consulting agreements attached to Form 8-K filed on May 24, 2005. Because of the nature of the Sensor development, given the possibility for unexpected setbacks caused by any number of reasons including supplier delays and engineering changes, there can be no certainty when the remaining warrants will vest, if ever. For this reason we have accounted for the 200,000 warrants that vested in 2005 and we will account for the remaining warrants as they vest. Diasense recognizes cost on warrants granted or extended based upon the minimum value method.  There is currently no trading
market for Diasense's warrants or common stock.   Under this method, the
warrants are valued by reducing the assumed current market price of the underlying shares by the present value of the exercise price discounted at an estimated risk-free interest rate of 5% and assuming no dividends. The value of the warrants is recalculated when warrants are extended and any increase in value over the value recorded at the time the warrants were granted is recognized at the time the warrant is extended.

The total warrant expense of $1,600 is included in G&A expense in 2005.


7. We will revise Note I ? Stockholder's equity to include the following. (Please see redline changes on Page 35)

In 2005, 2,075,000 warrants extended in 2000 with an original exercise price of $0.50 per share, expired. As warrant exercise rights expire, their associated carrying value is removed from the total value recognized for warrants and recorded as additional paid in capital.


Supplementary Financial Information

8. Our failure to provide this information was unintentional and we will include the quarterly financial information in the amended Form 10-K. (Please see redline changes to Item 6 on Page 13)


Exhibits

General

9. The certifications required were unintentionally not filed and will be filed with the amended filing. (Please see attached Exhibits 31.1, 31.2, 32.1 and 32.2)


Exhibit 99 - Certification of CEO

10. We will include the certifications in the proper form with the amended Form 10-K . (Please see attached Exhibits 31.1, 31.2, 32.1 and 32.2)


Form 10-Q for the Quarter ended December 31, 2005

Financial Statements

Note G - Warrants

11. We will revise Note G - Warrants on the amended 10-Q to include the following. (Please see redline changes on Page 6)

As detailed in the amendment, attached to Form 10-K filed on January 17, 2006, the additional warrants granted will vest upon FDA approval of the Sensor. Because of the nature of the Sensor development, given the possibility for unexpected setbacks caused by any number of reasons including supplier delays and engineering changes, there can be no certainty when the additional warrants will vest, if ever. For this reason, we will account for the expense of the warrants at the time they actually vest.


Item 3. Controls and Procedures

12.  We will include the following on the amended 10-Q.

Our Chief Executive Officer and Executive Vice President have each evaluated our disclosure controls and procedures as of a date within 90 days before the filing of this quarterly report. Based on that evaluation, we concluded that the disclosure controls and procedures in place were adequate to ensure that information required to be disclosed by us in reports that we file or submit is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations.


Comment #5 & #6 (April 24, 2006) In response we?ve included a revised disclosure to address the date and effective vs. adequate. (Please see redline changes to Item 4 on Page 8)


Item 4. Controls and Procedures

Our Chief Executive Officer and Principal Accounting Officer and Executive
Vice President have each evaluated our disclosure controls and procedures as of December 31, 2005 before the filing of this quarterly report. Based on that evaluation, we concluded that the disclosure controls and procedures in place were effective to ensure that information required to be disclosed by us in reports that we file or submit is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations.


Exhibit 99 - Certification of CEO

13. We will include the certifications in the proper form with the amended Form 10-Q. (Please see attached Exhibits 31.1, 31.2, 32.1 and 32.2)